FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                For the month of April 1, 2003 to April 30, 2003

                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794

             Level 9, 28 The Esplanade, Perth Western Australia 6000

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F....X.....   Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes................   No.....X.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.....................]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           CITYVIEW CORPORATION LIMITED
                                                    (Registrant)


Date May 13, 2003


/s/THINAGARAN
.................................................
(Signed by)
THINAGARAN
Director

                              LIST OF ASX DOCUMENTS

                      FROM APRIL 1, 2003 TO APRIL 30, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


511     Well Report Madura Block - Telaga #1 Well April 1, 2003
512     Well Report Madura Block - Telaga #1 Well April 2, 2003
513     Well Report Madura Block - Telaga #1 Well April 8, 2003
514     Well Report Madura Block - Telaga #1 Well April 9, 2003
515     Prospect Montage Madura Island - Telaga #1 Well April 11, 2003
516     Well Report Madura Block - Telaga #1 Well April 11, 2003
517     Madura Block - Telaga #1 Hydrocarbon Reserves Statement April 15
518     Well Report Madura Block - Telaga #1 Well April 16, 2003
519     Well Report Madura Block - Telaga #1 Well April 22, 2003
520     Notice of Annual General Meeting April 24, 2003
521     Appendix 5B Mining exploration entity quarterly report April 24, 2003
522     Report for the Quarter ended March 31, 2003
523     Well Report Madura Block - Telaga #1 Well April 29, 2003
524     Well Report Madura Block - Telaga #1 Well April 30, 2003

                             LIST OF ASIC DOCUMENTS

                      FROM APRIL 1, 2003 TO APRIL 30, 2003


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION






             NO LODGEMENTS OCCURRED DURING THE MONTH OF APRIL 2003.

                               COMPANY LETTERHEAD


April 1, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                    WELL REPORT MADURA BLOCK -TELAGA #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       Medco Madura - Pertamina JOB
Well:           Telaga #1
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet
Present Depth:  880 feet

FORMATION OBJECTIVE:

Primary:                                      Secondary:
o Lower Kujung (Poleng Mbr)                   o Lower Tuban
  (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                     Limestone)
o Upper Kujung (Prupuh Mbr)                   o Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                     Limestone)

CURRENT ACTIVITY: Drilling Ahead

 o The Telaga #1 well was spud-in at 12 noon March 29, 2003.

 o As of 0800 Hrs, Monday March 31, the drilling had reached 880 feet.

 o The rig encountered an overpressure shale zone around 500 feet. Mud weight was increased to 9.2 ppg and the drilling penetration rate reduced to 30 feet per hour to prevent hole collapse. The shale section has now been drilled through. Gas traces were detected while drilling through the shale formation.

NEXT OPERATION:

 o The rig will continue to drill the surface pilot hole, 81/2-inch, to the 20-inch casing depth - 1,800 feet. The hole will then be opened up with a 26-inch rock bit to 1,800 feet.

 o Depending on the hole condition and gas indications the well will be logged either after completion of the 81/2-inch pilot hole section or after opening up the hole.

 o Once logging is complete, 20-inch casing will be run, set and cemented.

                               COMPANY LETTERHEAD



April 2, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                    WELL REPORT MADURA BLOCK -TELAGA #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       Medco Madura - Pertamina JOB
Well:           Telaga #1
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet
Present Depth:  1800 (Pilot Hole)

FORMATION OBJECTIVE:

Primary:                                                Secondary:
o Lower Kujung (Poleng Mbr)                    o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)
o Upper Kujung (Prupuh Mbr)                    o Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)

CURRENT ACTIVITY:

o The 8 1/2inch pilot hole has been drilled to 1800 feet

o As at 1030 HRS (Indonesia Time Zone), the 8 1/2-inch hole is being opened to 26 inches width - present depth is 153 feet.

o The well will be opened up to a depth of 1800 feet and 20 inch casing will be run and cemented.

o As predicted from seismic data, there has been no oil or gas shows in the surface section and the Operator has confirmed that no well logs will be run in this section.

NEXT OPERATION:

o        Open hole to 1800 ft.
o        Run and set 20 inch casing.

                               COMPANY LETTERHEAD

April 8, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                    WELL REPORT MADURA BLOCK -TELAGA #1 WELL

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet sub sea
Present Depth:  1800 (Pilot Hole)

FORMATION OBJECTIVE:

Primary:                                               Secondary:
o Lower Kujung (Poleng Mbr)                    o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)
o Upper Kujung (Prupuh Mbr)                    o Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)

CURRENT ACTIVITY:

o Running 20-inch casing to 1,800 feet.

REVIEW OF SURFACE HOLE

o A 30-inch casing conductor was driven to 78 feet.

o An 8 1/2-inch pilot hole was drilled to a depth of 1,800 feet.

o The hole was opened up to 26-inch diameter to a depth of 1,800 feet.

o The formation drilled was primarily clay stone.

HYDROCARBONS:

No significant hydrocarbons were encountered from 0 to 1,800 feet. As a result, no electric logs were run.

NEXT OPERATION:

Cement 20-inch casing.

April 9, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  1800 (Pilot Hole)

FORMATION OBJECTIVE:

Primary:                                                Secondary:
o Lower Kujung (Poleng Mbr)                    o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)
o Upper Kujung (Prupuh Mbr)                    o Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)

CURRENT ACTIVITY:

o The 20-inch casing has been cemented.
o Cut casing and nipple down 29 1/2-inch diverter,
o Nipple-up 21 1/4-inch Blow Out Preventor (BOP), choke and kill lines. Pressure test BOP and choke manifold to 200/1000 psi.

NEXT OPERATION:

o Install wear bushing. Pick up 90 joints 5-inch Drill Pipe and stand in derrick. Make up 171/2-inch Bottom Hole Assembly. Run in hole. Prepare mud at 9.0 ppg.

o Commence drilling 17 1.2-inch hole (anticipated early morning 10 April 2003)

                               COMPANY LETTERHEAD

April 11, 2003


                                PROSPECT MONTAGE

                         MADURA ISLAND - TELAGA #1 WELL
                (The following data was taken from the prospect
                       montage provided by the Operator)

SUMMARY

The Telaga-1 prospect is a Wildcat exploration well. Located in central Madura Island, Kecamatan Kudundung, Kabupaten Sampang, East Java, and approximately 15 Km to the northwest of the Camplong-1 well.

The primary objective of the Telaga-1 well is to prove the hydrocarbon potential within reef build-up of the Poleng member of the lower Kujung formation and the Prupuh member of the upper Kujung formation.

The secondary objective is the upper and lower Tuban and Tawun formation.

The lower Kujung formation (Poleng member) and the upper Kujung formation (Prupuh member) are suspected as a reef build up with its growth in Paleo High, whereas the Tuban formation is estimated "prograded sand deposits" or turbidites.

HYDROCARBON RESERVES

Total hydrocarbon reserves are estimated at 37.0 MMBO + 167.0 BCFG. The proposed well is estimated to reach a depth of 10,200ft SS eq. 2.250M.

RECOMMENDATION TO DRILL TELAGA-1

The recommendation to drill the well has been based on the following analysis:

1. The presence of reef build up with is predicted to be lower and upper Kujung formation as indicated in seismic as "on lapping" facies into a reef build up. This has been proven.
2. Presence of prograding Sand sequences on seismic stratigraphy, which is predicted to be equivalent to sandstone Ngrayong Member of the Tuban and Tawun formations.
3. Seismic character does not indicate a major tectonic event across the Telaga prospect, which implies that the Telaga area was Paleo Basement High.
4.  There is a high area, seen from Anomaly Gravity interpretation.

GEOLOGICAL SETTING

The Telaga prospect lies on the anticline belt along Arosbaya, Konang Tambelengan and Kedundung areas, which suggests a continuance to the East of Madura (Sebaya Prospect).

The regional area consists of the sub-basin of the Northeast Java basin, where the Northeast is bounded by the North Madura Platform Shelf and Central Depression and the Southeast by BD platform or Madura Strait Basin.

o Since late Oligocene to Early Miocene the basin had undergone rapid subsidence, which has resulted in a thick bed of deep marine, claystone siltstone and shales. Nevertheless the zone was a stable area for possible reef growth.

o Structural frame work of the Madura back arc basin was controlled by a regional tectonic event, such as:

  (a) NE-SW fault pattern was seen in the central basin and JS-ridge.
  (b) E-W fault pattern was recognized as the Sakala Fault System.

The E-W fault system is related to the subduction of Indo Australian toward Eurasia plate.

STRATIGRAPHY

The stratigraphy of the East Java Basin is applied to Stratigraphic succession of Telaga-1. Based on seismic interpretation sequence stratigraphy of the Telaga-1 Well is correlated to Konang-2 Well.

Stratigraphic unit of the Telaga-1 Well can be predicted as follows:

   - Tawun Formation (surface - 3,750 Ft SS) Middle Miocene.
     The formation consists of interbedded siltstone, claystone and sandstone, which are interpreted as a submarine fan deposit.

     The thickness of the sandstone layers encountered range in Kertegeneh are from 10-70 feet, fine to medium grained, white to brownish white, fair to good sorted, porosity and permeability are expected to be poor to fair with carbonate cementation.

   - Tuban Formation (3,750 Ft SS - 7,400 Ft SS) Early Miocene.
     Based on geological data from Sebaya-1 and Camplong-1 wells and surface geological outcrops the lithology of the formation consists of interbedded shales, sandstone and limestone.

  -  Kujung formation (7,400 Ft SS - TD) Oligocene
     The upper part of the formation consists of predominantly limestone, shales and minor sandstone beds.

  - Reef build up of the Prupuh member mostly developed in upper Kujung formation and also in lower part as Poleng member.

STRUCTURE

The primary objective of the Telaga prospect is reef build up which is formed on the Paleo High during tectonic activity in Early Oligocene - Early Miocene time. The prospect is bounded to the North and South, which were resulted by divergent wrench activity at the same period.

The secondary objective is a four-way dip closure, which was formed by a late compressional event and later controlled by listric faults.

RESERVOIR ROCK

As described on the previous stratigraphic section the reservoir objective consists of reef build-up within Kujung formation, which has been proven as a productive hydrocarbon reservoir in the North, offshore Madura Island. Reservoir properties have a porosity range of 20% - 30% as indicated by wire line log from the BD-1 well. Additional reservoir objectives are the sandstone of Ngimbang formation proven in East Java.

SOURCE ROCK AND MIGRATION

The potential source rock in this area was derived from transgressive sequence, which has proven to contain organic matter, mixed land plant and marine kerogen.

Shales of the Ngimbang, Kujung and Tuban formations are considered as the main potential source rock.


        PHOTOGRAPHS OF TELAGA #1 WELL CAN BE VIEWED ON CITYVIEW'S WEBSITE

                              www.cityviewcorp.com

                          UNDER "RECENT ANNOUNCEMENTS"

                               COMPANY LETTERHEAD


April 11, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  2,295 feet

FORMATION OBJECTIVE:

Primary:                                         Secondary:
o Lower Kujung (Poleng Mbr)                 o Lower Tuban
  (Predominately limestone with shale         (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                   Limestone)
o Upper Kujung (Prupuh Mbr)                 o  Upper Tuban
  (Predominately Limestone with shale          (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                    Limestone)

PRESENT WELL SECTION  - 17 1/2-INCH HOLE

20-inch casing shoe 1,797 feet to 5,000 feet - anticipated 13 3/8-inch casing point.

PRESENT ACTIVITY: (Drilling Ahead)

o Nippled-up 211/4-inch Blow Out Preventor, choke and kill lines. Pressure test BOP and choke manifold to 200/1000 PSI completed.

o The rig has drilled to 2,295 feet and continues to drill ahead.

o Deviation survey performed at 2,113 feet - 1.3 degrees.

o Formation primarily Clay stone.

NEXT OPERATION:

o Continue drilling to 5,000 feet - anticipated 13 3/8-inch casing point.

o Take deviation survey every 500 feet.

                               COMPANY LETTERHEAD

April 15, 2003


Ms Jill Hewitt                                          Facsimile # 9221 2020
Companies Advisor
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Ms Hewitt,

MADURA BLOCK -TELAGA #1 HYDROCARBON RESERVES STATEMENT

In response to your letter of 11 April 2003 and CityView's release of a prospect montage of the Telaga #1 prospect. The release related to the intention to carry out a wildcat exploration well and was taken from the prospect montage provided by the Operator and majority shareholder in the prospect.

It has come to the attention of the Company that the statement relating to the estimate of prospective hydrocarbon reserves in the release does not meet the reporting standards required of Australian Stock Exchange.

WARNING

The statement of hydrocarbon reserves has not been verified to CityView by an appropriately qualified geologist and investors are warned that they cannot rely on the estimate.

CityView released the material provided to it in good faith but warns investors that the estimate of hydrocarbon reserves has not been verified to the satisfaction of Australian Stock Exchange.

Yours faithfully


/S/THINAGARAN
   THINAGARAN
   Director

                               COMPANY LETTERHEAD

April 16, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 3,407 feet

FORMATION OBJECTIVE:

Primary:                                               Secondary:
o Lower Kujung (Poleng Mbr)                    o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)
o Upper Kujung (Prupuh Mbr)                    o Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)

PRESENT WELL SECTION  - 17 1/2-INCH HOLE

20-inch casing shoe 1,797 feet to 5,000 feet - anticipated 13 3/8-inch casing point.

PRESENT ACTIVITY: (Running Hole With Drill String)
o The rig has drilled to 3,407 feet. Due to a poor rate of penetration the string was pulled out of the hole to replace the drilling bit.

o The present activity is running in hole with the drill string and new bit.

o It is anticipated that the next section to drill will be medium to hard formation.

o The hole deviation is at present 2 degrees.

NEXT OPERATION:

o Continue drilling to 5,000 feet - anticipated 13 3/8-inch casing point.

o Take deviation survey every 500 feet.

                               COMPANY LETTERHEAD

April 22, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 44,795 feet

FORMATION OBJECTIVE:

Primary:                                               Secondary:
o Lower Kujung (Poleng Mbr)                    o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)
o Upper Kujung (Prupuh Mbr)                    o  Upper Tuban
  (Predominately Limestone with shale             (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)

PRESENT WELL SECTION  - 17 1/2-INCH HOLE

20-inch casing shoe 1,797 feet to 5,000 feet - anticipated 13 3/8-inch casing point.

PRESENT ACTIVITY: (Reaming)

o The rig has drilled to 4,795 feet.

o Deviation is now 0.75 degrees.

o At present the rig is reaming the hole.

NEXT OPERATION:

o Continue reaming.

o Drill to 4,900 feet and run 13 3/8-inch casing

                          CITYVIEW CORPORATION LIMITED

                                 ACN 009 235 634



                        NOTICE OF ANNUAL GENERAL MEETING



                                      WITH


                                EXPLANATORY NOTES



                                       AND



                                  FORM OF PROXY


                            Date and time of meeting
                             30 May 2003 at 10.00am


                                Place of meeting
                              Seminar Room, Level 6
                                   BGC Centre
                                28 The Esplanade
                             Perth Western Australia

                          CITYVIEW CORPORATION LIMITED
                                ACN 009 235 634

                           NOTICE OF GENERAL MEETING

The annual general meeting of the shareholders of CityView Corporation Limited will be held in the Seminar Room, Level 6 BGC Centre, 28 The Esplanade Perth Western Australia on 30 May 2003 at 10:00am.

                                    BUSINESS

To consider and if thought fit to pass the following resolutions as ordinary resolutions:

1.      Financial statements

        That the financial statemetns and the directors' report and the independent audit report for the year ended on 31 December 2002 be considered and adopted.

2.      Election of directors

2.1 To elect Mr A I Saddique as a director who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

2.2 To elect Md N Ramli as a director who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

2.3 To elect Mr J F Arbouw as a director who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

2.4 To elect Mr Thinagaran as a director who retires in accordance with the Constitution and being eligible offers himself for re-election.

2.5 To elect Mr B Y Ee as a director who retires in accordance with the Constitution and being eligible offers himself for re-election.


16 April 2003

/s/THINAGARAN
   THINAGARAN
Director

NOTE:
Determination of holding of shares
In accordance with section 1109N of the Corporations Act 2001 the directors of the Company, being the convenors of the meeting, have determined that all shares of the Company that are quoted by Australian Stock Exchange Limited as at 10:00am on 28 May 2003 will be taken for the purposes of the meeting to be held by the persons who held them at the time.

                          CITYVIEW CORPORATION LIMITED

                                 ACN 009 235 634

                        EXPLANATORY NOTES ON RESOLUTIONS

Purpose of meeting
         The purpose of the meeting is to:
(a)      Consider and adopt the financial statements;
(b)      Election of directors;

Resolution 1 - Financial Statements

Resolution 1 is to consider and adopt the financial statements for the Company.

Resolution 2 - Election Of Directors

Resolution 2.1 seeks the reappointment of Mr Ahmad Iqbal Saddique who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

Mr Saddique was appointed as Chief Executive and a Director of the Board of Directors of CityView on 31 May 2002. Mr Saddique read law in the United Kingdom and qualified as a barrister. He is the President of Central Asia Petroleum Limited, a company having substantial interests in oil and gas producing fields in Central Asia. Mr Saddique is currently the Managing Director of Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd).

Mr Saddique has substantial interests in companies owning the patents to unique, innovative and revolutionary water treatment and desalination technologies as well as other cutting edge technologies in the field of extraction of water from waste material and the pulverizing of the residue.

Resolution 2.2 seeks the reappointment of Md Nazri Ramli who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election. Mr Ramli was appointed as a Director of the Board of Directors on 31 May 2002.

Mr. Nazri graduated from University of Malaya with a Bachelor of Science (BSc) Honours Degree in Geology in 1979 and started his career in the upstream sector of the oil & gas industry. He was a senior geologist for various oil companies including Petronas, Occidental, Sun Oil and Texaco covering the Southeast Asian
(SEA) region.

Mr. Nazri was appointed as the General Manager of Business Development for Crest Petroleum Berhad in 1993 and later as General Manager of PT Petronusa Bhumibakti, the partner with Crest in the Selat Panjang concession in Central Sumatera. Currently he is the General Manager of Business Development for MMC Engineering Group Berhad, a 75% subsidiary of Malaysia Mining Corporation Berhad.

Prior to his current appointment, Mr. Nazri was a freelance business development consultant in the exploitation of natural resources since 1997. Part of the assignment involved the assessment of oil and gas concessions in Asia and Africa. Mr. Nazri has authored and delivered papers on topics covering hydrocarbon exploration in SEA.

Resolution 2.3 seeks the reappointment of Mr John F Arbouw who having been appointed as a Director since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election. Mr Arbouw was appointed as a Director of the Board of Directors on 31 May 2002.

Mr Arbouw was born in Holland and educated in Canada. He has worked in North America, Europe, Asia and New Zealand. He has lived and worked in Australia for the past 25 years and has provided strategic communications advice to Federal and State Governments as well as some of the major corporations in Australia. He has served on a number of boards and has written extensively on global corporate governance issues. Mr Arbouw is a member of the Company's Independent Audit Committee.

Resolution 2.4 seeks the reappointment of Mr Thinagaran who retires in accordance with the Constitution and being eligible offers himself for re-election.

Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 14 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant to that firm.

Resolution 2.5 seeks the reappointment Mr Ee Beng Yew who retires in accordance with the Constitution and being eligible offers himself for re-election.

Mr Ee is an Associate of the Institute of Chartered Accountants in England and Wales and has several years of working experience in Chartered Accountants and Certified Public Accountants firms in England and Singapore respectively. Mr Ee was also a Director of a public company listed on both the Singapore and Malaysian Stock Exchanges and he was Managing Director of several of its subsidiaries.

                          CITYVIEW CORPORATION LIMITED

                                 ACN 009 235 634

                                      PROXY

                             ANNUAL GENERAL MEETING

I/We...........................................................

being a member/s of CityView Corporation Limited appoint:

Name of proxy:              ...................................
Address of proxy:           ...................................

or failing that nomination then the Chairman of the meeting as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held on 30 May 2003 and at any adjournment of that meeting.

If you do not wish to direct your proxy how to vote, you should place a mark in this box. |_|

By marking this box you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded due to that interest. It is the Chairman's intention that all undirected proxies will be directed in favour of all resolutions.

If you wish to instruct the proxy to vote, you should place a mark in the appropriate box against each item set out below. Unless otherwise instructed your proxy may vote as your proxy thinks fit or abstain from voting.

                                                                For     Against

1. Resolution - financial statements                            |_|       |_|

2. Resolution 2 - election of directors

     Resolution 2.1 - A I Saddique                              |_|       |_|
     Resolution 2.2 - Md N Ramli                                |_|       |_|
     Resolution 2.3 - J F Arbouw                                |_|       |_|
     Resolution 2.4 - Thinagaran                                |_|       |_|
     Resolution 2.5 - B Y Ee                                    |_|       |_|

If you appoint a second proxy, state the proportion of your voting rights or the number of your votes given to the proxy appointed in
this form:      .......................................shares

              Full Name of Member:.............................
              Address of Member: ..............................

Signature of Member/s:
Individuals

Signature:...........................

Date:    ............................

Companies
Director:............................    Secretary/Director:....................

Date:................................

INSTRUCTIONS FOR APPOINTMENT OF PROXIES

1. A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote instead of the member.

2. A proxy by a corporation must be signed by two directors or a director and the secretary or an attorney of the corporation authorised for that purpose.

3. A form of proxy that does not nominate a person to act as a proxy will be regarded as appointing the chairman of the meeting as the proxy.

4. Where two proxies are appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights and neither proxy is entitled to vote on a show of hands.

5. If a proxy nominates the chairman of the meeting then it will be used in favour of all the resolutions unless a contrary specific direction is given.

6. In the case of joint members who are entitled to vote only one proxy will be accepted.

7. Proxies must be lodged, not less than forty-eight (48) hours before the time for holding the meeting at the principal place of business of the Company being:

                           Level 9,
                           28 The Esplanade
                           Perth, Western Australia 6000

     Or postal address:    PO Box 5643
                           St George's Terrace
                           Perth WA 6831

Additional proxy forms will be made available on application to the Company.

                                                                   Rule 5.3

                                   Appendix 5B

                   Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97.


 Name of entity
 -------------------------------------------------------------------------------
 CITYVIEW CORPORATION LIMITED
 -------------------------------------------------------------------------------

 ACN                                           Quarter ended ("current quarter")
 ------------------------------------------    ---------------------------------
                009 235 634                            31 MARCH 2003
 ------------------------------------------    ---------------------------------

Consolidated statement of cash flows

                                                                 Current quarter            Year to date
Cash flows related to operating activities                            $A'000                (3 Months)
                                                                                               $A'000
                                                             ------------------------- -----------------------
1.1       Receipts from product sales and related debtors

1.2       Payments for      (a) exploration and evaluation              -                        -
                            (b) development                             -                        -
                            (c) production                              -                        -
                            (d) administration                       (263)                    (263)
1.3       Dividends received                                            -                        -
1.4       Interest  and  other  items of a  similar  nature            15                       15
          received
1.5       Interest and other costs of finance paid                      -                        -
1.6       Income taxes paid                                             -                        -
1.7       Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------
          Net Operating Cash Flows                                   (248)                    (248)
--------- -------------------------------------------------- ------------------------- -----------------------

          Cash flows related to investing activities
1.8       Payment for purchases of:   (a) prospects                     -                        -
                                      (b) equity investments            -                        -
                                      (c) other fixed assets            -                        -

1.9       Proceeds from sale of:      (a) prospects                     -                        -
                                      (b) equity investments            -                        -
                                      (c) other fixed assets            -                        -

1.10      Loans to other entities                                       -                        -
1.11      Loans repaid by other entities                                -                        -
1.12      Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------
          Net investing cash flows                                      -                        -
                                                             ------------------------- -----------------------
1.13      Total operating and investing cash flows                   (248)                    (248)
          (carried forward)
--------- -------------------------------------------------- ------------------------- ------------------------


--------- -------------------------------------------------- ------------------------- ------------------------
1.13      Total operating and investing cash flows                   (248)                    (248)
          (brought forward)
--------- -------------------------------------------------- ------------------------- ------------------------

          Cash flows related to financing activities
1.14      Proceeds from issues of shares, options, etc.                 -                        -
1.15      Proceeds from sale of forfeited shares                        -                        -
1.16      Proceeds from borrowings                                      -                        -
1.17      Repayment of borrowings                                       -                        -
1.18      Dividends paid                                                -                        -
1.19      Other (provide details if material)                           -                        -
                                                             ------------------------- ------------------------
          Net financing cash flows                                      -                        -
--------- -------------------------------------------------- ------------------------- ------------------------

          Net increase (decrease) in cash held                       (248)                    (248)

1.20      Cash at beginning of quarter/year to date                 1,499                    1,499
1.21      Exchange rate adjustments to item 1.20                        -                        -
                                                             ------------------------- ------------------------
1.22      Cash at end of quarter                                    1,251                    1,251
--------- -------------------------------------------------- ------------------------- ------------------------

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
                                                                                      ------------------------
                                                                                          Current quarter
                                                                                              $A'000
                                                                                      ------------------------

1.23        Aggregate amount of payments to the parties included in item 1.2                     -
                                                                                      ------------------------

1.24        Aggregate amount of loans to the parties included in item 1.10                       -
----------- ------------------------------------------------------------------------- ------------------------

1.25        Explanation necessary for an understanding of the transactions
            --------------------------------------------------------------------------------------------------
            1.23        Payment of Directors fees, reimbursement of Directors expenses in relation to the company.
            --------------------------------------------------------------------------------------------------

Non-cash financing and investing activities

2.1       Details of financing and investing  transactions  which have had a material  effect on consolidated assets and liabilities but did not involve cash flows
          ----------------------------------------------------------------------------------------------------
                                                          N/A
          ----------------------------------------------------------------------------------------------------

2.2       Details of outlays  made by other  entities to  establish  or  increase  their share in projects in which the reporting entity has an interest
          ----------------------------------------------------------------------------------------------------
                                                          N/A
          ----------------------------------------------------------------------------------------------------

Financing facilities available
Add notes as necessary for an understanding of the position.

                                                                Amount available             Amount used
                                                                     $A'000                     $A'000
                                                            -------------------------- -------------------------
3.1       Loan facilities                                               -                         -
                                                            -------------------------- -------------------------
3.2       Credit standby arrangements                                   -                         -


Estimated cash outflows for next quarter
                                                                                          $A'000
                                                                           -------------------------------------
4.1       Exploration and evaluation                                                        -

4.2       Development                                                                       -
                                                                           -------------------------------------
          Total                                                                             -
                                                                           -------------------------------------
                             Reconciliation of cash

Reconciliation of cash at the end of the quarter (as
shown in the consolidated statement of cash flows) to          Current quarter            Previous quarter
the related items in the accounts is as follows.                   $A'000                     $A'000

                                                           ------------------------ --------------------------

5.1       Cash on hand and at bank                                1,251                     1,499
                                                           ------------------------ --------------------------
5.2       Deposits at call                                            -                         -
                                                           ------------------------ --------------------------
5.3       Bank overdraft                                              -                         -
                                                           ------------------------ --------------------------
5.4       Other (provide details)                                     -                         -
                                                           ------------------------ --------------------------
          Total: cash at end of quarter (item 1.22)               1,251                     1,499
                                                           ------------------------ --------------------------

Changes in interests in mining tenements

                                      Tenement       Nature of interest             Interest at   Interest
                                      reference      (note (2))                     beginning     at end of
                                                                                    of quarter    quarter
                                      -------------- ------------------------------ ------------- ------------
6.1       Interests in mining               -                      -                     -             -
          tenements relinquished,
          reduced or lapsed
                                     -------------- ------------------------------ ------------- ------------
6.2       Interests in mining               -                      -                     -             -
          tenements acquired or
          increased
                                     -------------- ------------------------------ ------------- ------------


Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

                                                                         Issue price per     Amount paid up per
                                                                         security (see       security (see note
                               Number issued                             note 3) (cents)     3) (cents)
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.1      Preference
         +securities
         (description)
                               ------------------- ------------------- ------------------- ----------------------
7.2      Issued during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.3      +Ordinary securities      70,161,616
                               ------------------- ------------------- ------------------- ----------------------
7.4      Issued during
         quarter
         a) Inceases through
         issues
         b) Decreases
         through returns of
         capital, buy-backs
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.5      +Convertible debt
         securities
         (description and
         conversion factor)
                               ------------------- ------------------- ------------------- ----------------------
7.6      Issued during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
                                                                         Exercise price         Expiry date
7.7      Options
         (description and
         conversion factor)
                               ------------------- ------------------- ------------------- ----------------------
7.8      Issued during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
7.9      Exercised during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
7.10     Expired during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.11     Debentures
         (totals only)
-------- --------------------- ------------------- -------------------
7.12     Unsecured notes
         (totals only)
                               ------------------- -------------------

                              Compliance statement


1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX (see note 4).

2  This statement does give a true and fair view of the matters disclosed.




Sign here:     /s/THINAGARAN                 Date: 15 April 2003
              -----------------
                  Director

Print name:       Thinargaran

                                      Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. Issued and quoted securities The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities

4. The definitions in, and provision of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5. Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

                                 == == == == ==

                               COMPANY LETTERHEAD

                          REPORT FOR THE QUARTER ENDED
                                 MARCH 31, 2003

                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------
                                 Company Details

Registered Office:                     17 Ord Street
                                       West Perth WA 6005
                                       Australia

Principal Place of Business:           Level 9
                                       28 The Esplanade
                                       Perth WA 6000

Telephone:                             (618) 9226 4788

Fax:                                   (618) 9226 4799

E-Mail:                                info@cityviewcorp.com
                                       ---------------------

Internet:                              www.cityviewcorp.com
                                       --------------------

Chief Executive Officer:               A I Saddique

Chairman:                              Y M Jumabhoy

Directors:                             R Goh
                                       E Ee
                                       Thinagaran
                                       Md N Ramli
                                       J F Arbouw

Company Secretary:                     J F Arbouw

Australian Auditors:                   BDO

Australian Stock Exchange Symbol:      CVI

NASD Symbol:                           CTVWF

Australian Share Registry:             Computershare Investor Services Pty. Ltd.

US Share Registry:                     Computershare Trust Company Inc
--------------------------------------------------------------------------------

Market Capitalisation at March 31, 2003

Shares on Issue                        70,161,616
Options                                Nil
Fully Diluted Capital                  70,161,616
Market Value Fully Diluted             AUD$11,927,474 (US$7,208,965)

--------------------------------------------------------------------------------

Trading Volume
                         AUS               US               TOTAL
  MONTH                VOLUME            VOLUME             VOLUME
  -----                ------            ------             ------
  JANUARY 2003       1,369,016         2,076,900          3,445,916
  FEBRUARY 2003        164,000           369,500            533,500
  MARCH 2003           143,349           367,000            510,349
  TOTAL              1,676,365         2,813,400          4,489,765
--------------------------------------------------------------------------------

                               COMPANY LETTERHEAD

Oil & Gas Indonesia
CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

Madura Concession - Madura Island, Indonesia:
Tambuku #1 Well
The Tambuku well was spud-in at midnight on 21 October 2002 and drilled to a depth of 5,616 feet.
On 14 January 2003 DST 1 was perforated. No flow was established and an injectivity test confirmed the perforating guns had misfired.

DST 1 was re-perforated on 17 January 2003. Due to poor flow rates the zone was stimulated with acid. The surface pressure increased to above 1000 psi and gas flow rates were in excess of 1 MMCFD. During the test the surface pressure dropped consistently although gas flow rates declined at a lesser rate. It was determined that the zone would require a comprehensive acid stimulation prior to re-testing.

At this time the Operator received confirmation from the authorities that the exploration period for the concession would be extended for a further year. With the pressure of time constraints removed, the Operator decided that it would be able to return to the Tambuku Well for full acid stimulation and re-testing of this zone.

DST 2 was perforated to establish if the zone was able to flow by itself or would also require acid stimulation. Initially the zone did not flow and was swabbed. Swabbing was successful and the zone flowed gas and condensate for a 15-minute period until flow rates dropped off. It was thus determined that this zone would also require acid stimulation and that economics dictated that re-testing should be performed be a smaller rig, allowing the larger rig 2 to move to the Telaga location. The Operator is also considering perforating other zones during the retesting of the Tambuku well.

The Operator has advised that it will delay the re-testing of Tambuku #1 by five to six months to allow the drilling mud, used to combat the gas kick, to settle and dissipate in the formation prior to using acid and re-testing the zones. In addition, the Operator is considering returning to the Sebaya #1 well to complete the same operation.

Telaga #1 Well
Throughout the Quarter mobilization of rig and drilling equipment from the Tambuku #1 block took place and was completed in early March. The commencement of drilling had to await inspection and authorisation by MIGAS which was delayed. Spud-in took place at 12 noon March 29, 2003. Regular reports can be viewed at www.cityviewcorp.com under "Recent Announcements".

Simenggaris Concession - Kalimantan Indonesia
The Simenggaris block is programmed to drill a further two wells. These wells are "Bangku Besar" and "Sesayap" #1. In October 2002, the Operator advised CityView that the estimated reserves, based on information available to the Operator, for the wells were:

         Bangku Besar A1                27 MMBO oil   and 127 BCF gas
         Sesayap B                      29 MMBO oil   and 108 BCF gas

These estimates are furnished to CityView by the Operator and have not been verified in accordance with Australian Stock Exchange Listing rules 5.11,5.12 and 5.13. CityView released the estimated reserves in good faith but advises investors not to rely on same.

                               COMPANY LETTERHEAD

The Operator further advised that drilling of the Bangku Besar Barat and Sesayap wells would not be commenced until a seismic survey had been performed over the fields. The seismic survey is expected to commence within the next few months. The Operator wishes to perform a seismic survey, as the geological data from the survey will assist them in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is to be relinquished to the Indonesian authorities in Year 2004.

Sands Solutions Group Pty Ltd ("Sands Solutions")
As reported on December 5, 2002, CityView obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as receiver and manager of Sands Solutions Group Pty Ltd.

Throughout the Quarter, the Receiver and Manager was still in the process of realising the assets and undertaking of Sands Solutions. The Board of CityView will know in due course the recoverability of the loan. Pending the outcome of the realisation of the said asset, the Board decided that provision should be made in CityView's accounts for this loan.

In light of the above matters, the Board also instructed Grant Thornton to carry out a review of Sands Solution's financial accounts and to scrutinise all significant transactions of Sands Solutions for the last three years and to advise if the same were in order. In the event that the said review reveals any discrepancies in the financial accounts or in any significant transaction, the Board has resolved to put the results of the review in the hands of their solicitors and obtain professional advice on the matter.

The Board views this entire matter with deep concern and intends to pursue all and any remedies that CityView may have, whether against Sands Solutions or any other person, to recover any loss that it should suffer in this matter.

Finance
Cash at Bank                  AUD$ 1,250,732.80
Expenditure for the Quarter   AUD$   269,928.00


/s/THINAGARAN
   THINAGARAN
   Director

   April 23, 2003

                               COMPANY LETTERHEAD

April 29, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  4,795 feet

FORMATION OBJECTIVE:
Primary:                                                Secondary:
o Lower Kujung (Poleng Mbr)                  o Lower Tuban
  (Predominately limestone with shale          (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                   Limestone)
o Upper Kujung (Prupuh Mbr)                  o  Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                    Limestone)

CURRENT ACTIVITY:
o Logging has been completed
o Casing has been run and set
o Run in hole to drill 12 1/4-inch section

                               COMPANY LETTERHEAD

April 30, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  4,877 feet

FORMATION OBJECTIVE:

Primary:                                              Secondary:
o Lower Kujung (Poleng Mbr)                   o Lower Tuban
  (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                     Limestone)
o Upper Kujung (Prupuh Mbr)                   o Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                    Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY: (Drilling)
o Drilling ahead 121/4-inch hole - present depth 4,877feet

NEXT OPERATION:
o Continue to drill ahead to 9 5/8-inch casing setting point.